News Release	August 02, 2005

YAMANA GOLD SECOND QUARTER FINANCIAL RESULTS RELEASE NOTIFICATION AND CONFERENCE CALL

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announces that the March 2005 financial results will be released after market closes on August 8, 2005. A conference call and audio webcast has been scheduled for August 9, 2005 at 11:00 a.m. E.S.T. to discuss the results.

Conference Call Information:

Local and Toll Free (North America):	800-257-7063
International:	+1 303-305-0033
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-640-1917 Passcode 21132753#
Replay Toll Free Call:	877-289-8525 Passcode 21132753#

The conference call replay will be available from 1:00 p.m. E.S.T. on August 9, 2005 until 11:59 p.m. E.S.T. on August 16, 2005.

For further information on the Conference Call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Charles Main Chief Financial Officer (416) 945-7354 E-mail: investor@yamana.com